                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 13)*



                       Fischer & Porter Company
                           (Name of Issuer)


                     Common Stock, $1.00 par value
                    (Title of Class of Securities)


                              337693-10-5
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE 2

CUSIP No. 337693-10-5             13G                Page 2 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Transamerica Occidental Life Insurance Company
     95-1060502

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]

                                                                (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California


               5    SOLE VOTING POWER

NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH
REPORTING           739,952
PERSON WITH
               7    SOLE DISPOSITIVE POWER

                    0

               8    SHARED DISPOSITIVE POWER

                    739,952

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,952

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.97%

12   TYPE OF REPORTING PERSON*

     IC

                 *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 3

CUSIP No. 337693-10-5             13G                Page 3 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Transamerica Insurance Corporation of California
     95-2634355

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]

                                                                (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California


               5    SOLE VOTING POWER

NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH
REPORTING           739,952
PERSON WITH
               7    SOLE DISPOSITIVE POWER

                    0

               8    SHARED DISPOSITIVE POWER

                    739,952

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,952

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.97%

12   TYPE OF REPORTING PERSON*

     HC and IC

                 *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 4

CUSIP No. 337693-10-5             13G                Page 4 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Transamerica Investment Services, Inc.
     94-1632699

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]

                                                                (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


               5    SOLE VOTING POWER

NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH
REPORTING           739,952
PERSON WITH
               7    SOLE DISPOSITIVE POWER

                    0

               8    SHARED DISPOSITIVE POWER

                    739,952

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,952

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.97%

12   TYPE OF REPORTING PERSON*

     IA

                 *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 5

CUSIP No. 337693-10-5             13G                Page 5 of 13 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Transamerica Corporation
     94-0932740

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]


                                                                (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


               5    SOLE VOTING POWER

NUMBER OF           0
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY EACH
REPORTING           739,952
PERSON WITH
               7    SOLE DISPOSITIVE POWER

                    0

               8    SHARED DISPOSITIVE POWER

                    739,952

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     739,952

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   [ ]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.97%

12   TYPE OF REPORTING PERSON*

     HC
                 *SEE INSTRUCTION BEFORE FILLING OUT!
PAGE 6

CUSIP No. 337693-10-5             13G                Page 6 of 13 Pages
Item 1(a).     Name of Issuer.
               Fischer & Porter Company.
Item 1(b).     Address of Issuer's Principal Executive Offices.
               125 East County Line Road, Warminster, Pennsylvania
               18974.
Item 2(a).     Name of Person Filing.
               This statement is filed by Transamerica Occidental Life Insurance Company ("Occidental"); Transamerica Insurance Corporation of California, the parent of Occidental ("TICC"); Transamerica Investment Services, Inc. ("TIS"); and Transamerica Corporation, the parent of
TICC and TIS ("Transamerica") (collectively, the "Companies").
Item 2(b).     Address of Principal Business Office or, if none,
               Residence.
               The address of Transamerica is 600 Montgomery Street,
San Francisco, California 94111, and the address of each of the other Companies is 1150 South Olive Street, Los Angeles, California 90015.
Item 2(c).     Citizenship.
               Occidental and TICC are California corporations and Transamerica and TIS are Delaware corporations.
Item 2(d).     Title of Class of Securities.
               Common Stock, $1.00 par value ("Common Stock").
Item 2(e).     CUSIP Number.
               337693-10-5.
PAGE 7
CUSIP No. 337693-10-5             13G                Page 7 of 13 Pages
Item 3.        Type of Reporting Person.
               Each of the Companies is filing this statement pursuant
to Rule 13d-2(b).  Occidental is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934; TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and a parent holding company in accordance with
Rule 13d-1(b)(1)(ii)(G); TIS is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940; and Transamerica is
a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
Item 4.        Ownership.
               Reference is hereby made to Items 5 - 9 and 11 of each
of the cover pages to this statement, which items are incorporated by reference herein.
Item 5.        Ownership of Five Percent or Less of a Class.
               Not applicable.
Item 6.        Ownership of More Than Five Percent on Behalf of Another
               Person.
               TICC is deemed to be the beneficial owner of the 739,952 shares of Common Stock owned by its subsidiary, Occidental, all of which are owned by Occidental for its own account.
               TIS is deemed to be the beneficial owner of 739,952
shares of Common Stock pursuant to separate arrangements whereby TIS
PAGE 8
CUSIP No. 337693-10-5             13G                Page 8 of 13 Pages
acts as investment adviser to certain individuals and entities, including Occidental. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements. The 739,952 shares of Common Stock are owned by Occidental for its own account.
               Transamerica is deemed to be the beneficial owner of 739,952 shares of Common Stock because of its ownership of TICC and TIS.
               To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
Item 7.        Identification and Classification of the Subsidiary
               Which Acquired the Security Being Reported on by the
               Parent Holding Company.
               TICC and Transamerica are filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of their relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

PAGE 9
CUSIP No. 337693-10-5             13G                Page 9 of 13 Pages
Item 8.        Identification and Classification of Members of the
               Group.
               Not applicable.

Item 9.        Notice of Dissolution of Group.
               Not applicable.

Item 10.       Certification.
               By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

PAGE 10
CUSIP No. 337693-10-5             13G               Page 10 of 13 Pages
                               Signature
               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
                              TRANSAMERICA OCCIDENTAL LIFE
                                INSURANCE COMPANY

February 11, 1994             By:  Richard N. Latzer
                                   Chief Investment Officer




                              TRANSAMERICA INSURANCE
                                CORPORATION OF CALIFORNIA

February 11, 1994             By:  Richard N. Latzer
                                   Senior Vice President
                                   Transamerica Corporation
                                   Its Attorney-in-Fact




                              TRANSAMERICA INVESTMENT
                                SERVICES, INC.

February 11, 1994             By:  Richard N. Latzer
                                   President and Chief
                                   Executive Officer




                              TRANSAMERICA CORPORATION

February 11, 1994             By:  Richard N. Latzer
                                   Senior Vice President and
                                   Chief Investment Officer
PAGE 11

CUSIP No. 337693-10-5             13G               Page 11 of 13 Pages


               Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a California corporation, Transamerica Insurance Corporation of California, a California corporation, Transamerica Investment Services, Inc., a Delaware Corporation, and Transamerica Corporation, a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G, dated February 11, 1994 and any amendments thereto, are filed on behalf of each of them.

                              TRANSAMERICA OCCIDENTAL LIFE
                                INSURANCE COMPANY

February 11, 1994             By:  Richard N. Latzer
                                   Chief Investment Officer




                              TRANSAMERICA INSURANCE
                                CORPORATION OF CALIFORNIA

February 11, 1994             By:  Richard N. Latzer
                                   Senior Vice President
                                   Transamerica Corporation
                                   Its Attorney-in-Fact

CUSIP No. 337693-10-5             13G               Page 12 of 13 Pages


                              TRANSAMERICA INVESTMENT
                                SERVICES, INC.

February 11, 1994             By:  Richard N. Latzer
                                   President and Chief
                                   Executive Officer




                              TRANSAMERICA CORPORATION

February 11, 1994             By:  Richard N. Latzer
                                   Senior Vice President and
                                   Chief Investment Officer
PAGE 13

CUSIP No. 337693-10-5             13G               Page 13 of 13 Pages


               Occidental is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934. Occidental is a wholly owned subsidiary of TICC.
               TICC is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica.














                              Exhibit A